News Release
TSX:RMX | NYSE AMEX:RBY
March 29 , 2012

Rubicon Minerals Provides Drilling Update F2 Gold System, Phoenix Gold Project, Red Lake, Ontario
-Results include 446.4 g/t gold over 2.0 metres (13.02 oz/ton gold over 6.6 feet),
113.8 g/t gold over 2.9 metres (3.32 oz/ton gold over 9.5 feet) plus-
-Deepest gold intercept to date 1511 metres below surface-

Rubicon Minerals Corporation (TSX:RMX | NYSE-AMEX:RBY) (“Rubicon”) is pleased to provide an update of its exploration activities at its 100%-owned F2 Gold System, Phoenix Gold Project, located in the heart of the prolific Red Lake gold district.  Rubicon is carrying out a 12-month, $55 million program designed to optimize certain aspects of its Preliminary Economic Assessment (“PEA”)1.  This program contemplates a total of 68,000 metres of drilling of which 41,000 metres remain to be drilled before the end of Q3, 2012.  This program has two objectives: infill drilling designed to confirm and potentially extend existing gold zones and expansion drilling designed to test for further extensions of known gold mineralization.  The majority of drilling to date has been focused on infill drilling from ice-based drill pads and from underground.  The majority of the remaining drilling in this program will focus on extending known mineralization and expanding the mineralized system.  The latest drilling results are tabulated in Table 1, along with a plan and sections depicting these results in Figures 1, 2 and 3.

Drilling Highlights

Crown Zone

Drilling was carried out to further test the near-surface Crown Zone on nominal 40-50 metre spacing on six sections over a strike length of 225 metres.  This drilling has demonstrated good continuity of mineralization along strike and down dip between sections.  Highlights include, 113.8 g/t gold over 2.9 metres (3.32 oz/ton gold over 9.5 feet), including 323.5 g/t gold over 1.0 metre (9.44 oz/ton gold over 3.3 feet) in CZD-2012-19 (when a 270 g/t gold top cut is applied to the extreme grade in this interval the result would be 95.3 g/t gold over 2.9 metres) and 10.6 g/t gold over 5.5 metres (0.31 oz/ton gold over 18.0 feet), including 41.2 g/t over 1.0 metre (1.20 oz/ton gold over 3.3 feet) in hole CZD-2012-06 (see Table 1 for all results).  Grades and thicknesses reported in Table 1 are generally in line with those previously intersected in the Crown Zone areas.  Host rocks are typical F2 basalts and subordinate felsic units.

West Limb Basalt 2 (WLB 2)

The winter drilling campaign also focused on infill drilling of the near surface WLB2 area and expansion of this zone to the northeast.  This program was successful in discovering a shallow zone of strong mineralization in the northeastern portion of the 9X block which is an area that previously had been the subject of limited drilling (Figures 1, 2 and 3).  Highlights include 446.4g/t gold over 2.0 metres (13.02 oz/ton gold over 6.6 feet), including1770.0 g/t gold over 0.5 metres (51.63 oz/ton gold over 1.6 feet) (when a 270 g/t gold top cut is applied to the extreme grade in this interval the result would be 71.3 g/t gold over 2.0 metres) situated below multiple down-hole gold results including a broad zone of 4.1g/t gold over 17.4 metres (0.12 oz/ton gold over 57.1 feet) including 21.4 g/t gold over 1.0 metre (0.62 oz/ton gold over 3.3 feet) in CZD-2012-26, and 28.8 g/t gold over 5.0 metres (0.84 oz/ton gold over 16.4 feet) including 134.97 g/t gold over 0.9 metres (3.94 oz/ton gold over 3.0 feet) in CZD-2012-15.

The thick mineralization and associated alteration discovered in hole CZD-2012-26 has expanded the previous limits of the WLB2 zone.  Further follow-up infill drilling will be conducted in this area.

122-10 Area

Infill drilling is ongoing in the vicinity of the 122-10 zone and has returned positive results.  Highlights include 13.5 g/t gold over 13.8 metres (0.39 oz/ton gold over 45.3 feet) including 21.2 g/t gold over 2.2 metres (0.62 oz/ton gold over 7.2 feet), and 25.5 g/t gold over 4.5 metres (0.74 oz/ton gold over 14.8 feet) in hole 305-03-162.  Mineralization is hosted by strongly altered and locally brecciated F2 basalts with multiple occurrences of visible gold.

Southern Breakout Area

The Southern Breakout Area (‘SBA’) is so named because it lies south of the ‘9X target area’ (Figures 1, 2 and 3).  Encouraging results have been obtained at depths between 550 and 760 metres below surface. Hole F2-2011-04A returned 42.0 g/t gold over 1.2 metres (1.23 oz/ton gold over 3.9 feet), and 26.3 g/t gold over 1.0 metre (0.77 oz/ton gold over 3.3 feet). Hole F2-2011-04B in the same area returned 27.6 g/t gold over 0.6 metres (0.81 oz/ton gold over 2.0 feet).  Also south of the 9X target area and at greater depth, the same hole returned 25.6 g/t gold over 0.5 metres (0.75 oz/ton gold over 1.6 feet) at 1511 metres below surface hosted by mineralized F2 basalts and porphyritic felsics.  To date, 1511 metres is the deepest intercept in the F2 system. The presence of prospective host rocks at this depth is important since this confirms a significant new target area that will receive additional follow-up drilling (Figure 3).

Sub 1,200 metre Area

Drilling in this area is designed to infill and potentially extend previously intersected gold mineralization.  A conservative approach was used by AMC Mining Consultants (Canada) Inc. in the PEA which elected, in the potential mine plan, to apply the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource).  Rubicon is carrying out selective drilling in this area designed to test whether the existing area with elevated resource grade holds up with more drilling.  Since the PEA, four new intercepts have been returned, all of which are gold bearing and developed within typical altered host basaltic sequences. New holes in this news release both contain visible gold, and continue to display impressive gold grade below the 1,200 metre depth as seen in F2-2011-04B. Drilling of this sub 1,200 metre level target area is ongoing.

“Our stated objectives in this program of drilling were to carry out infill drilling and to explore for extensions to the F2 Gold System. Our infill drilling near surface has been successful to date and has also identified extensions to known zones. The remaining drilling in the current budget will focus on our target of expanding the known limits of the F2 Gold System. Initial results from expansion drilling are encouraging in several new target areas,” stated David Adamson, President and CEO.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President  & CEO

1           Preliminary Economic Assessment Technical Report under NI 43-101, prepared by AMC Mining Consultants (Canada) Ltd. and having an effective date of August 8, 2011(the "PEA").

Table 1:  Assay Highlight Results
Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
CZD-2012-01	79	5.2	4.0	0.15	13.1	1	Crown Zone
	117	7.5	2.0	0.22	6.6	1	Crown Zone
	196	3.4	5.0	0.10	16.4	1	Crown Zone
CZD-2012-02	162	4.2	10.9	0.12	35.8	1	Crown Zone
incl.	164	7.0	4.0	0.20	13.1	1	Crown Zone
	181	3.6	15.0	0.11	49.2	1	Crown Zone
incl.	176	5.2	3.0	0.15	9.8	1	Crown Zone
and incl.	186	5.3	3.0	0.15	9.8	1	Crown Zone
CZD-2012-03	188	6.6	1.9	0.19	6.2	1	Crown Zone
	227	5.1	2.0	0.15	6.6	1	Crown Zone
CZD-2012-06	141	10.6	5.5	0.31	18.0	1	Crown Zone
incl.	141	41.2	1.0	1.20	3.3	1	Crown Zone
CZD-2012-07	118	9.0	3.4	0.26	11.2	4	Crown Zone
CZD-2012-09	94	6.4	3.0	0.19	9.8	1	Crown Zone
CZD-2012-14	80	10.2	2.7	0.30	8.9	1	Crown Zone
CZD-2012-16	136	5.9	6.0	0.17	19.7	4	Crown Zone
	230	73.9	1.1	2.16	3.6	4	Crown Zone
	299	8.4	2.0	0.25	6.6	4	Crown Zone
	349	5.6	2.0	0.16	6.6	4	Crown Zone
CZD-2012-19	112	113.8	2.9	3.32	9.5	4	Crown Zone
incl.	111	323.5	1.0	9.44	3.3	4	Crown Zone
CZD-2012-21	191	114.0	1.0	3.33	3.3	4	Crown Zone
CZD-2012-31	231	10.6	3.0	0.31	9.8	4	Crown Zone
incl.	230	27.2	1.0	0.79	3.3	4	Crown Zone
CZD-2012-10	96	11.0	1.0	0.32	3.3	4	WLB2
CZD-2012-12	215	13.5	1.0	0.39	3.3	1	WLB2
incl.	215	25.5	0.5	0.74	1.6	1	WLB2
CZD-2012-15	221	6.2	2.0	0.18	6.6	4	WLB2
	234	12.5	2.0	0.36	6.6	4	WLB2
incl.	234	22.8	1.0	0.66	3.3	4	WLB2
	239	28.8	5.0	0.84	16.4	4	WLB2
incl.	238	135.0	0.9	3.94	3.0	4	WLB2
	308	85.8	0.5	2.50	1.6	4	WLB2
	314	6.5	2.1	0.19	6.9	4	WLB2
	321	6.6	4.7	0.19	15.4	4	WLB2
incl.	323	24.9	0.8	0.73	2.6	4	WLB2
CZD-2012-18	226	12.4	4.0	0.36	13.1	4	WLB2
incl.	225	77.0	0.5	2.25	1.6	4	WLB2
CZD-2012-22	276	4.2	4.0	0.12	13.1	4	WLB2
CZD-2012-24	276	4.0	7.8	0.12	25.6	4	WLB2
CZD-2012-26	194	13.7	2.6	0.40	8.5	4	WLB2-expansion
	227	4.1	17.4	0.12	57.1	4	WLB2-expansion
incl.	233	21.4	1.0	0.62	3.3	4	WLB2-expansion
	239	4.3	3.0	0.13	9.8	4	WLB2-expansion
	248	446.4	2.0	13.02	6.6	4	WLB2-expansion
incl.	249	1770.0	0.5	51.63	1.6	4	WLB2-expansion
CZD-2012-29	148	4.3	3.0	0.13	9.8	4	WLB2
305-03-162	624	6.9	3.0	0.20	9.8	5	122-10
incl.	623	18.6	1.0	0.54	3.3	5	122-10
	736	13.5	13.8	0.39	45.3	5	122-10
incl.	733	21.2	2.2	0.62	7.2	5	122-10
and incl.	734	73.3	0.5	2.14	1.6	5	122-10
incl.	739	25.5	4.5	0.74	14.8	5	122-10
and incl.	738	174.5	0.5	5.09	1.6	5	122-10
	765	3.1	4.0	0.09	13.1	5	122-10
	777	5.1	2.1	0.15	6.9	5	122-10
305-03-163	619	13.5	1.0	0.39	3.3	5	122-10
	784	3.6	4.0	0.11	13.1	5	122-10
F2-2011-04A	645	42.0	1.2	1.23	3.9	S of 8	New - SBA
	772	26.3	1.0	0.77	3.3	S of 8	New - SBA
F2-2011-04B	718	27.6	0.6	0.81	2.0	S of 8	New - SBA
	1511	25.6	0.5	0.75	1.6	S of 8	New - SBA
305-02-161	1143	14.7	2.6	0.43	8.5	2	Blk 2
incl.	1144	61.6	0.5	1.80	1.6	2	Blk 2
305-02-161-1	1141	50.1	0.8	1.46	2.6	2	Blk 2
F2-2012-03-W1A	1146	5.9	2.0	0.17	6.6	5	Sub 1,200 m

Drill holes with the prefix ‘305’ were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.  Drill holes with the prefix ‘CZD’ were drilled from the ice.  Assays reported are not-capped unless otherwise stated within the text. Reported lengths are core lengths, more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Gold Zone is available at www.rubiconminerals.com.

Figure 1: F2 Gold System Plan Map

Drill holes with the prefix ‘305’ were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.  Drill holes with the prefix ‘CZD’ were drilled from the ice.  Assays reported are not-capped unless otherwise stated within the text. Reported lengths are core lengths, more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Gold Zone is available at www.rubiconminerals.com.

Figure 2:  Target Area 4 Results on Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
CZD-2012-07 9.0 / 3.4
CZD-2012-10 11.0 / 1.0
CZD-2012-19 113.8 / 2.9 incl. 323.5 / 1.0
CZD-2012-29 4.3 / 3.0
CZD-2012-16 5.9 / 6.0
CZD-2012-31 10.6 / 3.0 incl. 27.2 / 1.0
CZD-2012-21 114.0 / 1.0
CZD-2012-16 73.9 / 1.1
CZD-2012-24 4.0 / 7.8
CZD-2012-15 6.2 / 2.0
CZD-2012-26 13.7 / 2.6
CZD-2012-18 12.4/ 4.0 incl. 77.0 / 0.5
CZD-2012-26 4.1 / 17.4 incl. 21.4 / 1.0
CZD-2012-15 28.8 / 5.0 incl. 135.0 / 0.9
CZD-2012-26 4.3 / 3.0
CZD-2012-15 12.5 / 2.0 incl. 22.8 / 1.0
CZD-2012-16 8.4 / 2.0
CZD-2012-16 5.6 / 2.0
CZD-2012-15 6.5 / 2.1
CZD-2012-15 6.6 / 4.7 incl. 24.9 / 0.8
CZD-2012-15 85.8 / 0.5
CZD-2012-22 4.2 / 4.0
CZD-2012-26 446.4 / 2.0 incl. 1770.0 / 0.5
3
1
4
5
2
6
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Drill holes with the prefix ‘305’ were drilled from underground.  Drill holes with the prefix ‘F2’ were drilled from surface.  Drill holes with the prefix ‘CZD’ were drilled from the ice.  Assays reported are not-capped unless otherwise stated within the text. Reported lengths are core lengths, more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Gold Zone is available at www.rubiconminerals.com.

Figure 3:  Additional Results on Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
CZD-2012-01 5.2 / 4.0
CZD-2012-09 6.4 / 3.0
CZD-2012-01 7.5 / 2.0
CZD-2012-06 10.6 / 5.5 incl. 41.2 / 1.0
CZD-2012-02 4.2 / 10.9 incl. 7.0 / 4.0
CZD-2012-12 13.5 / 1.0 incl. 25.5 / 0.5
F2-2011-04A 42.0 / 1.2
F2-2011-04B 27.6 / 0.6
CZD-2012-14 10.2 / 2.7
CZD-2012-03 6.6 / 1.9
CZD-2012-02 3.6 / 15.0 incl. 5.2 / 3.0 and incl. 5.3 / 3.0
CZD-2012-01 3.4 / 5.0
CZD-2012-03 5.1 / 2.0
305-03-162 6.9 / 3.0 incl. 18.6 / 1.0
305-03-163 13.5 / 1.0
305-03-162 13.5 / 13.8 incl. 21.2 / 2.2 and incl. 73.3 / 0.5 incl. 25.5 / 4.5 and incl. 174.5 / 0.5
305-03-162 3.1 / 4.0
305-03-162 5.1 / 2.1
F2-2011-04A 26.3 / 1.0
305-03-163 3.6 / 4.0
305-02-161-1 50.1 / 0.8
F2-2012-03-W1A 5.9 / 2.0
305-02-161 14.7 / 2.6 incl. 61.6 / 0.5
F2-2011-04B 25.6 / 0.5
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
3
1
4
5
2
6
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Holes with the prefix ‘305’ were drilled from underground.  Holes with the prefix ‘F2’ were drilled from surface.  Holes with the prefix ‘CZD’ were drilled from the ice.  Assays are uncut unless otherwise stated. Reported lengths are core lengths, more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Assaying and Qualified Person

Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Richard Greenwood, B.Sc. (Hons.), GIT and Phoenix Project Geology Manager for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Project site operations are conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined by NI 43-101.

PEA

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding projections of future optimization of the PEA and the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. Significant additional drilling is required at F2 to fully understand system size and the economic implications of same.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements

PR12-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
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